May 13, 2019

Richard B. Cribbs
Chief Financial Officer
Covenant Transportation Group, Inc.
400 Birmingham Hwy.
Chattanooga, Tennessee 37419

       Re: Covenant Transportation Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K furnished March 19, 2019
           Form 8-K furnished April 25, 2019
           File No. 000-24960

Dear Mr. Cribbs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 37

1. We note your presentation of "aggregate lease adjusted indebtedness." The measure appears to represent a non-GAAP measure defined by and subject to the provisions of
      Regulation G and Item 10(e) of Regulation S-K. In this regard, please revise to include the following disclosures:
        Clearly label the measure as non-GAAP and present the most directly comparable
          GAAP measure with equal or greater prominence per Item 10(e)(i)(A) of Regulation
          S-K;
        Provide a reconciliation to the most directly comparable GAAP measure according to
          Item 10(e)(i)(B) of Regulation S-K; and
        Disclose the usefulness to investors and management's use of the measure pursuant to
 Richard B. Cribbs
FirstNameTransportation Group, Cribbs
Covenant LastNameRichard B. Inc.
Comapany NameCovenant Transportation Group, Inc.
May 13, 2019
May 13, 2019 Page 2
Page 2
FirstName LastName
             Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
Liquidity and Capital Resources, page 47

2. We note your disclosure in the second paragraph that you had $3.9 million of borrowings outstanding at December 31, 2018. However, we further note that your indebtedness totaled approximately $236 million at December 31, 2018 per note 6 to your financial statements. To balance the disclosure, please revise your liquidity discussion on page 47 to present not only your borrowings under the Credit Facility, but your revenue equipment notes, real estate notes, notes payable, and capital lease obligations since both impact your liquidity.
3. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements. Refer to Item 303(a) of Regulation S-K.
Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Revenue Recognition, page 73

4. We note your disclosure that revenue, drivers' wages and other direct operating expenses generated by your Truckload reportable segment are recognized proportionally as the transportation service is performed based on the percentage of miles completed as of the period end. Please explain to us why you believe it is appropriate to recognize expenses such as drivers' wages and other direct operating expenses proportionally rather than as incurred.
5. We also note that revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services. Please explain to us the nature of the performance obligations in your contracts. If these additional activities represent separate performance obligations, please tell us and revise to disclose how you allocate transaction price to each separate performance obligation. Please refer to ASC 606-10-50-17 and 20. Also, please revise to disclose the nature of significant payment terms. See ASC 606-10-50-12.
4. Property and Equipment, page 81

6. Please provide a rollforward of your property and equipment balance from December 31,
         2017 to December 31, 2018. In this regard, we note from your statement of cash flows and Note 15 that you acquired property and equipment in the Landair Holdings acquisition and through your normal capital purchases, as well as disposed of a significant amount of property and equipment, yet your overall balance from 2017 to 2018 has decreased. It would be helpful to provide detail of the activity in the gross amounts and accumulated depreciation during the year. Please revise accordingly.
 Richard B. Cribbs
Covenant Transportation Group, Inc.
May 13, 2019
Page 3


15. Acquisition of Landair Holdings, Inc., page 89

7. We refer to your statement on page 90 that the pro forma financial information includes additional interest expense as a result of financing obtained for the Landair acquisition.
         Given that your bank borrowings actually decreased from 2017 to 2018, please provide further details on the nature of the borrowings that financed the acquisition.
Form 8-K furnished March 19, 2019

Exhibit 99.1, page 1

8. We refer to your statement by your CEO that states the expected adjusted net income for the first quarter of 2019. As adjusted net income is a non-GAAP measure, please also disclose GAAP net income and include a reconciliation to the most directly comparable
         GAAP measure in accordance with Regulation G. In addition, as Item 10(b) of
         Regulation S-K states that the typical financial items for projections of importance to investors are revenues, net income (loss), and earnings (loss) per share, please balance your discussion of expected adjusted net income to include some or all of these GAAP measures.
Form 8-K furnished April 25, 2019

Exhibit 99.1, page 1

9. We note your presentation of non-GAAP measures and the corresponding reconciliations to the most directly comparable GAAP measures on the last page of your exhibit. Please revise to also include a discussion of why the measures are useful to investors as well as the purposes for which management uses the non-GAAP measures in accordance with
         Item 10(e)(1)(i)(C) and (D) of Regulation S-K. See also Instruction 2 to Item 2.02 of
         Form 8-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameRichard B. Cribbs                            Sincerely,
Comapany NameCovenant Transportation Group, Inc.
May 13, 2019 Page 3                                            Division of
Corporation Finance
FirstName LastName                                             Office of
Transportation and Leisure